Heskett & Heskett
Attorneys At Law
John Heskett	501 South Johnstone, Suite 501	Telephone (918) 336-1773
Zachary Hyden	Bartlesville, Oklahoma 74003	Facsimile (918) 336-3152
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Jack Heskett (1932 - 2005)
Bill Heskett (1933 - 1993)

December 14, 2010

John Reynolds, Assistant Director

United States Security and Exchange Commission

Division of Corporation Finance

Mail Stop 0304

Washington, D.C. 20549

Re:

Desert Gateway, Inc.

Registration Statement on Form 10, Amendment 3

Filed August 26, 2008

File No. 0-53293

Dear Director Reynolds:

Following please find our response to your comments detailed in your correspondence dated November 24, 2010, in reference to the Company named above.

General

1.

We have reviewed your responses to comment number two of our letter dated September 15, 2008. Please address the following:

a.

Revise the disclosure throughout the registration statement to state that it is the Company’s belief that there was no sale:

b.

Disclose whether or not the company’s is relying on opinion of counsel and

c.

Include in the disclosure the risks and consequences in the event that section 5 is found to apply to the distribution of the holding company shares.

Response: The Form 10 has been amended by adding the additional disclosure and risk factors.  Specifically, the Form 10 has been amended to state:

The Company believes that the 2008 Reorganization did not involve a “sale” of our securities.  If the Company’s belief is later determined to be incorrect, then the Company and Shareholders could face substantial consequences under section 5 of the 1933 Securities Act.

Rule 145(a) is designed to make available the protection provided by registration under the 1933 Securities Act to persons who are offered securities in a business combination.  The Company believes that the 2008 Reorganization did not involve a sale of our securities.  Pursuant to the Section 1081(g) of the Oklahoma General Corporation Act, the 2008 reorganization was consummated without the vote or consent of the Company’s stockholders.  In addition, the provisions of the Oklahoma General Corporation Act did not provide a stockholder of the Company with appraisal rights in connection with the Reorganization.  The Company believes that in the absence of any right of any of the Company’s stockholders to vote with respect to the Reorganization or to insist that their shares be purchased for fair value, the Reorganization could not be deemed to involve an “offer” “offer to sell”; or “sale” within the meaning of Section 2(3) of the Securities Act.

Section 5 of the Securities Act of 1933 prohibits the sale or delivery of unregistered securities unless a registration statement is in effect as to a security.   Section 5 makes it unlawful for any person, directly or indirectly to sell such security through the use of a prospectus or to use any means for the purpose of sale or for delivery of a sale.   There is a risk that the United States Securities and Exchange Commission could later determine that the 2008 Reorganization did involve a “sale” of our securities.  Such a determination would make it unlawful for any person to sell our security unless a registration statement is filed by the Company.

ITEM 10  RECENT SALES OF UNREGISTERED SECURITIES

In 2008, the Company consummated a reorganization (“2008 Reorganization”) with its parent, American Merchant Data Merger, Inc. (”AMDM”) pursuant to Section 1081(g) of the Oklahoma General Corporation Law without the need for shareholder approval and as a tax-free reorganization.  Upon consummation of the 2008 Reorganization, each issued and outstanding share of AMDM common shares was converted into and exchanged for a share of common stock of Desert Gateway (on a share-for-share basis) having the same designations, rights, powers and preferences, and qualifications, limitations and restrictions as the shares of AMDM being converted.  The Company believes that the 2008 Reorganization was not a transaction of the type described in subparagraph (a) of Rule 145 under the Securities Act of 1933 and the consummation of the 2008 Reorganization will not be deemed to involve an “offer”, “offer to sell”, “offer for sale” or “sale” within the meaning of Section 2(3) of the Securities Act of 1933. The 2008 reorganization was consummated without the vote or consent of the Company’s stockholders.  In addition, the provisions of the Oklahoma General Corporation Act did not provide a stockholder of the Company with appraisal rights in connection with the Reorganization.  The Company believes that in the absence of any right of any of the Company’s stockholders to vote with respect to the Reorganization or to insist that their shares be purchased for fair value, the Reorganization could not be deemed to involve an “offer” “offer to sell”; or “sale” within the meaning of Section 2(3) of the Securities Act of 1933.

2.

Among the PCAOB registrants, we find a Michael F. Cronin with a Rochester, New York address, but none with an Orlando, Florida Address.  Please advise supplementally.

Response:  Response: According to the PCAOB, Mr. Michael Cronin is unequivocally registered in the State of New York and the State of Florida.  As a courtesy, attached for your review, is a copy directly from the PCAOB’s website that unequivocally declares in Exhibit 1.5 titled “Additional Offices” that Mr. Cronin has an office in Florida.

3.

Please reconcile the statement in the second paragraph on page 4 that “During the fiscal period ended February 29, 2008, we consummated a reorganization which we refer collectively as the “2008 Reorganization” with the statement from your letter dated October 25, 2010 that “on March 7, 2008, AMDM reorganized its operations into a holding company structure (the “Reorganization”).

Response:  Page 4 of the Form 10 has the correct date for the 2008 Reorganization.  The third paragraph of the Response to comment number submitted on October 25, 2010, is hereby revised to reflect the following:

In the present matter, the Company was originally incorporated in Florida as Boats.com, Inc. on January 27, 2000.  On September 25, 2002, Boats.com, Inc. changed its name to American Merchant Data Services, Inc.  American Merchant Data Services, Inc. later re-domiciled to Oklahoma in October, 2007, under the name American Merchant Data Merger, Inc. (“AMDM”).  On February 8, 2008, AMDM caused Desert Gateway, Inc. (“DGI”) to be incorporated in the State of Oklahoma, as a direct, wholly-owned subsidiary of AMDM and caused American Merchant Data Services, Inc. (“AMDS”) to also be incorporated in the State of Oklahoma as a direct wholly-owned subsidiary of DGI.  On February 8, 2010, AMDM reorganized its operations into a holding company structure (the “Reorganization”).

Finally, as requested, the Company acknowledges that:

●

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

If you should have any further questions or comments, or need further information, please do not hesitate to contact the undersigned.

Very truly yours,

/s/   John Heskett

John Heskett

JFH:dc

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